Offering Statement for Mini City, Inc ("Mini City")

This document is generated by a website that is operated by Netcapital Systems LLC ("Netcapital"), which is not a registered broker-dealer. Netcapital does not give investment advice, endorsement, analysis or recommendations with respect to any securities. All securities listed here are being offered by, and all information included in this document are the responsibility of, the applicable issuer of such securities. Netcapital has not taken any steps to verify the adequacy, accuracy or completeness of any information. Neither Netcapital nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy or completeness of any information in this document or the use of information in this document.

All Regulation CF offerings are conducted through Netcapital Funding Portal Inc. ("Portal"), an affiliate of Netcapital, and a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities activity, contact Netcapital Funding Portal Inc.:

Paul Riss: paul@netcapital.com

Netcapital and Portal do not make investment recommendations and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. **What is the name of the issuer?**

   Mini City, Inc

   596 Woods Drive NW

Atlanta, GA 30318

Eligibility

2. **The following are true for Mini City, Inc:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.

   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

   Name
   Herold Raymond

   Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
   Herold Raymond (VP of Business Development and Technical Engineering) Linkedin: https://www.linkedin.com/in/herold-raymond010/ EMPLOYMENT HISTORY Mini City, VP of Business Development and Technical Engineering- Jan. 2020 – Present CISCO SYSTEMS, CX: Enterprise Services, Consulting Engineer- Jan.2019 - Dec. 2019 North Carolina Central University IT Services, Network Engineer - March 2018 - Jan. 2019 Google Fiber x NCCU Community Leadership Program, Business Support Specialist - 08/2017 – 05/2019 EDUCATION North Carolina Central University B.S. in Computer Science & Business Durham, NC North Carolina Central University X SAS Global Academic Program SAS Joint Certificate Program Advanced Statistical Methods (05/2019) Durham, NC Cisco Certification Certified Entry Networking Technician (02/2019) Certified Cisco Network Associate (04/2019) Durham, NC Google Fiber Community Leadership Program Aug. 2017- May 2019 BIO Herold Raymond (Business Development VP). Community-based efforts and social enterprise were introduced to them by their parents; who worked with organizations around the

world to close disparities in food access, education, women's rights, and more. When India launched Mini City after completing a hackathon hacking gentrification (hosted by Google for Startups + Goodie Nation), Herold joined the team. Herold Raymond (VP of Business Development, Full-Time) Herold has worked in a variety of development roles from creating sustainable, green business initiatives to assisting in multimillion-dollar IT networking and data management projects. He has a penchant for creating, collaborating with others, and connecting different industries to provide innovative business solutions. Ultimately his passion lies with helping marginalized communities. His greatest goal is to use the skills and abilities he has garnered to provide economic and social initiatives that support these communities. With a background in computer science and business, he has more recently focused on honing his skills in project management, SDLC methodologies, and database management. His work with the Conservation Fund led to his creation of a shark tank for small communities in food deserts. He currently assists Mini City with refining processes and validating additional customer segment markets, utilizing his background in social impact to heighten company goals. AWARDS & RECOGNITION AWS Technical Professional Accreditation (08/2020) SAS Global Academic Program: Graduate Certificate in Advanced Statistical Methods (12/2019) Cisco Certified Network Associate (04/2019) Cisco Certified Entry

Name
Sourabh Jha

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Sourabh Jha (CFO) Linkedin: https://www.linkedin.com/in/sourabh-jha-33a4149/ EMPLOYMENT Georgia Institute of Technology, Graduate Research Assistant in Fluid Mechanics - Aug 2013 – Present Georgia Institute of Technology, Head Teaching Assistant - Aug 2015 – May 2018 Mini City, LLC, Co-Founder, CFO - March 2017 - Present EDUCATION Ph.D. Candidate, December 2020 Georgia Institute of Technology GA Tech Mechanical Engineering PhD GA Tech Minor in Engineering Entrepreneurship Activities and Societies: Vice-president, PhD2 Consulting club Heat transfer and Fluid Mechanics Indian Institute of Science M.S (Thesis) Mechanical Engineering (Fluid Mechanics) Activities and Societies: Convener at Gymkhana, IISc National Institute of Technology Tiruchirappalli B.Tech Mechanical Engineering Activities and Societies: Vice President, Synergy (International Symposium in Mechanical Engineering at NIT, Trichy) chess club at NIT Trichy, BIO Sourabh Jha (Co-Founder, CFO) has experience in directly launching tech start-ups, pitching to investors, and patenting technology for startups (most current patent: Serial Number 62/904,314) which is invaluable to our team. Sourabh Jha is a current Ph.D. candidate and past Center for Civic Innovation Fellow, with a major in Mechanical Engineering and minor in Engineering Entrepreneurship at the Georgia Institute of Technology. His work focuses on creating novel and efficient air cooling solutions for electrical applications like power plant condensers and electronic applications like Data Centers. Sourabh's research has been funded by the Airforce Office of Scientific Research (AFOSR), the National Science Foundation (NSF), the Electrical Power Research Institute (EPRI), Apple, Google, and Intel to name a few. Sourabh has presented his work at several conferences across the world including the U.S, Europe, and Asia. However, he is not limiting himself to the world of engineering and actively engages in assisting community ventures like Mini City with creating meaningful partnerships; utilizing his problem-solving skills for social impact.

Name
India Hayes

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
India Hayes (CEO) LinkedIn: https://www.linkedin.com/in/india-hayes-8350a623 EMPLOYMENT Atlanta Tech Village, Diversity + Inclusion, Program Manager - 2020- Present Mini City, CEO - 2016 - Present CNN, Interactive Designer - 2015-2018 EDUCATION: Savannah College of Art and Design BFA in Graphic Design 2010 BIO India Hayes is a 2010 Graduate from Savannah College of Art and Design and holds a BFA in Graphic Design. Upon graduation, Hayes worked for organizations like the CDC, Turner Sports and CNN before finding a home at Atlanta Tech Village as their It Takes A Village Diversity + Inclusion Pre-Accelerator Program Manager. Hayes knows the importance of clear, effective communication and sustainable efforts. That is why she utilizes her design skills whenever

she can for social good and sustainability. She has assisted water aide organizations with the tech of social good in places as far as Nicaragua, and participate in hackathons right within her Georgia. In 2017, she founded a tech start-up Mini City(2018 Startup Awards Nominee for Best Social Good Start-Up, 2019 Startup Runway Winner, 2020 Startup World Cup Finalist); to alleviate homelessness in Metro Atlanta. Hayes has assisted hundreds of homeless citizens within Atlanta, with ages ranging from 1 to 60 years old. Hayes feels that when you empower women, whether it be within the US or overseas, an entire community is transformed. Mothers, daughters, and female leaders carry on traditions, and educating, aiding, and informing women is something that Hayes believes will make a community more sustainable and holistically sound. AWARDS & RECOGNITION 2018 Startup Awards Nominee: Best Social Good Start-Up 2019 Startup Runway Winner 2020 Atlanta Inno 50 on Fire Blaze Winner 2020 GirlBoss Winner 2020 NBCUniversal Comcast Startup Cohort 2020 Startup World Cup Regional Finalist 2020 TiE Access Finalist 7 Graphic Design USA Awards 2014, 2013 1 Gold Award of Excellence Communicator Awards 2013 PRESS + FEATURES TEDx Women Spotlight Speaker: Social Impact Tech for Social Good Panelist: General Assembly Atlanta Small Business Network Guest NPR WABE Guest Atlanta Business Radio Guest California WhatIF Conference Panelist VICE Interview

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

INDIA HAYES

Securities:	671,600
Class:	Common Stock
Voting Power:	84.0%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

Mini City is a smart-tech-enabled resource hub that streamlines the admin process of obtaining legal forms of ID for organizations, municipalities, and enterprise corporations that serve the homeless. In addition to securing legal forms of identification, Mini City also stores and generates employment forms, and storage narrative goals over time. Using an onsite SaaS housed in an accessible and mobile tablet, the homeless citizen is able to access services that enable cities, clinics, shelters, homeless care providers in their efforts to more efficiently assist, track and innovate for those they serve. Through this fund, we seek to expand our software to an API model, making Mini City the nexus that allows enterprise corporations (i.e: FinTech banks that offer EBT wallets/benefits to the homeless) and CBOs (ie: Community Based Organizations) to communicate effectively, share important data and facilitate ways to reach their organizational goals. Mini City is a cost-saving technology solution for municipalities, homeless providers, and homeless citizens alike who need legal forms of identification to unlock the housing, medical, educational, and assistive benefits that prevent chronic homelessness. Engineered specifically for the at-risk community, we meet the clients where they are, using ethical smart tech to alleviate homelessness. Using our smart software, a partner organization can help a homeless citizen apply for Certified + Legal Identification within 10 minutes or less. PROBLEM Chronic homelessness is a major problem in the US. A US study determined that over 50% of homeless citizens were denied specific benefits because they were unable to produce identification. This issue is detrimental to the citizen but also to homeless care providers, clinics, and cities. Atlanta alone spends over $68 million dollars a year on some of the costs related to unhoused individuals, from emergency room visits to jail stays. The United States spends over $10 billion on public costs related to homelessness (Forbes) MARKET CBOs (Community Based Orgs) are setting aside $2.03 billion per year, while enterprise corporations are setting aside $60 billion per year for homelessness prevention. Mini City conservatively estimates we can capture 2%-3% of these addressable markets. Bloomberg indicates, "The global RegTech market size is expected to reach USD 55.28 billion by 2025" and "the global healthcare analytics market size to grow to USD 40.781 billion by 2025." Our rare data provides a valuable pool of resources for these solution providers to improve their analytical measures and cost-saving developments. CUSTOMER SEGMENTS

Mini City currently has 3 employees.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. **Material factors that make an investment in Mini City, Inc speculative or risky:**
   1. Major health epidemics, such as the outbreak caused by a coronavirus (COVID-19), and other outbreaks or unforeseen or catastrophic events could disrupt and adversely affect our operations, financial condition, and business. The United States and other countries have experienced and may experience in the future, major health epidemics related to viruses, other pathogens, and other unforeseen or catastrophic events, including natural disasters, extreme weather events, power loss, acts of war, and terrorist attacks. For example, there was an outbreak of COVID-19, a novel virus, which has spread to the United States and other countries and declared a global pandemic. The global spread of COVID-19 has created significant volatility and uncertainty in financial markets. Although COVID-19 is currently not material to our results of operations, there is significant uncertainty relating to the potential impact of COVID-19 on our business. The extent to which COVID-19 impacts our current capital raise and our ability to obtain future financing, as well as our results of operations and financial condition, generally, will depend on future developments which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the

actions taken by governments and private businesses to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 continue for an extensive period of time, our business, results of operations, and financial condition may be materially adversely affected.

2. Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

3. The failure to attract and retain key employees could hurt our business, and our management does not have extensive experience in the operation of businesses such as ours. Our success also depends upon our ability to attract and retain numerous highly qualified employees. Our failure to attract and retain skilled management and employees may prevent or delay us from pursuing certain opportunities. If we fail to successfully fill many management roles, fail to fully integrate new members of our management team, lose the services of key personnel, or fail to attract additional qualified personnel, it will be significantly more difficult for us to achieve our growth strategies and success.

4. We are highly dependent on the Services of our founder. Our future business and results of operations depend in significant part upon the continued contributions of our CEO and founder. If we lose those services or if she fails to perform in his current position, or if we are not able to attract and retain skilled employees in addition to our CEO and the current team, this could adversely affect the development of our business plan and harm our business. In addition, the loss of any other member of the board of directors or executive officers could harm the Company's business, financial condition, cash flow and results of operations.

5. Our management may not be able to control costs in an effective or timely manner. The Company's management anticipates it can use reasonable efforts to assess, predict and control costs and expenses. However, implementing our business plan may require more employees, capital equipment, supplies or other expenditure items than management has predicted. Likewise, the cost of compensating employees and consultants or other operating costs may be higher than management's estimates, which could lead to sustained losses.

6. Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company.

7. Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

8. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

   You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

9. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

   The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

10. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

    The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

11. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

    Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

12. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

    You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

13. *Investors will not be entitled to any inspection or information rights other than those required*

by Regulation CF.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

14. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

    Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

15. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

16. *There is no present public market for these Securities and we have arbitrarily set the price.*

    The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

17. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

18. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

Mini City, Inc ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $250,000 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

Through this fund, we seek to expand our software to an API model, making Mini City the nexus that allows enterprise corporations (i.e: FinTech banks that offer EBT wallets/benefits to the homeless) and CBOs (ie: Community Based Organizations) to communicate effectively, share important data and facilitate ways to reach their organizational goals. The majority of the fund will go to the cost of the API development, along with the on boarding costs associated with scaling to CBOs (Community Based Organizations) outside of the Southeast. Additionally, funding for capacity (a business admin, and the compensation for our C Suite Executives).

9. **How does the issuer intend to use the proceeds of this offering?**

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$12,250
API Development	$9,510	$60,950
Compensation for managers	$0	$110,000
Customer Acquisition/Scale	$0	$20,950
Capacity Building + Marketing	$0	$45,850
Total Use of Proceeds	**$10,000**	**$250,000**

10. **How will the issuer complete the transaction and deliver securities to the investors?**

In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and Mini City, Inc must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

    If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

    We are issuing Securities at an offering price of $2.00 per share.

14. **Do the securities offered have voting rights?**

    The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for you. Please refer to the custodian agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

    You are giving your voting rights to the custodian, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

    We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;

- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.
The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common Stock	8,000,000	992,421	Yes	
Preferred Stock	200,000	0	No	

Options, Warrants and Other Rights

Type	Description	Reserved Securities
Equity Incentive Plan	Options reserved for the Equity Incentive Plan.	200,000

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

Shares reserved for the Equity Incentive Plan are subject to conversion, if those shares convert you will be diluted.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

The Company grants to any investor that purchases shares of our common stock in this offering a perpetual waiver from the provisions in the Company's bylaws that limit and restrict the ability of a shareholder to transfer shares. With regard to the preferred stock, no shares are outstanding and no preferences have been determined. However, the Board of Directors shall have the authority to fix and determine and to amend the number of shares of any series of Preferred Stock that is wholly unissued or to be established and to fix and determine and to amend the designation, preferences, voting powers and limitations, and the relative, participating, optional or other rights, of any series of shares of Preferred Stock that is wholly unissued or to be established, including, without limiting the generality of the foregoing, the voting rights relating to shares of such series of Preferred Stock, the rate of shares of such series of Preferred Stock in the event of liquidation, dissolution or winding up of the affairs of the Corporation, the rights of holders of shares of such series of Preferred Stock to convert or exchange shares of such series of Preferred Stock for shares of any other capital stock or for any other securities, property or assets of this corporation, and whether or not the shares of such series of Preferred Stock shall be redeemable and, if so, the term and conditions of such redemption.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

    The Company's bylaws can be amended by the shareholders of the Company, and Directors can be added or removed by Shareholder vote. As minority owners, the Netcapital investors are subject to the decisions made by the majority owners. The issued and outstanding common stock gives management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of additional shares, or the sale of debt, convertible debt or assets of the company.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

    At the issuer's discretion.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

    As the holder of a majority of the voting rights in the company, our majority shareholders may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholders may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns

23. **What are the risks to purchasers associated with corporate actions including:**
    - **additional issuances of securities,**
    - **issuer repurchases of securities,**
    - **a sale of the issuer or of assets of the issuer or**
    - **transactions with related parties?**

    The issuance of additional shares of our common [stock/units] will dilute the ownership of the Netcapital investors. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our stock would decline. A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. In addition to the payment of wages and expense reimbursements, we may need to engage in transactions with officers, directors, or affiliates. By acquiring an interest in the Company, you will be deemed to have acknowledged the existence of any such actual or potential related party transactions and waived any claim with respect to any liability arising from a perceived or actual conflict of interest. In some instances, we may deem it necessary to seek a loan from related parties. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially averse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. If we are unable to obtain financing on reasonable terms, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by executives(s) unaffiliated with the related parties.

24. **Describe the material terms of any indebtedness of the issuer:**

Not applicable.

25. **What other exempt offerings has Mini City, Inc conducted within the past three years?**

Date of Offering:	02/2020
Exemption:	Section 4(a)(2)
Securities Offered:	Common Stock
Amount Sold:	$35,000

Use of Proceeds:

> The proceeds were used to compensate the management team, further build out the Mini City software with essential updates and support a new business admin role

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. **any director or officer of the issuer;**
    2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
    3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
    4. **any immediate family member of any of the foregoing persons.**

No.

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

Min City is a new company that is still pre-income. Our average monthly burn rate is approximately $4600, with an average allocation of ~250 towards legal, ~$300 to development, ~$3,250 to G&A, and ~$800 to operations/customer success. We currently have metrics around the user base. With this raise, we plan to allocate a higher percentage to development, as well as to sales and marketing. We believe these activities will result in the traction we will need to court venture capital funding. We intend to raise a $1,000,000 round in 2021. We currently have $16,500 in the bank. We will continue to keep a tight rein on expenses in order to keep a secure runway for the duration of the time it will take to raise this round. We had no expenses in the year ending on December 31, 2018. Our expenses for the year ended on December 31, 2019, amounted to $9,548, which resulted in a $9,548 loss. Subsequent to December 31, 2019 we were able to raise an additional $35, 000 from The Farm Accelerator Fund, LLC. We were also able to win the REVOLT TV for Culture Summit, and get awarded a grant of $10,000.

Financial Information

29. Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.

Taxes

Total Income	Taxable Income	Taxes Paid
$0	($9,548)	$0

See attachments:

Income Statement:	income.pdf
Balance Sheet:	balancesheet.pdf
Cash Flow Statement:	cashflow.pdf
Change in Equity Statement:	changeinequity.pdf
Principal Executive Certification:	executivecertification.pdf

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

  1. Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

    1. in connection with the purchase or sale of any security?
    2. involving the making of any false filing with the Commission?
    3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

  2. Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    1. in connection with the purchase or sale of any security?;
    2. involving the making of any false filing with the Commission?
    3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

  3. Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    1. at the time of the filing of this offering statement bars the person from:
      1. association with an entity regulated by such commission, authority, agency or officer?
      2. engaging in the business of securities, insurance or banking?
      3. engaging in savings association or credit union activities?

    2. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

  4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that,

at the time of the filing of this offering statement:
   1. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
   2. places limitations on the activities, functions or operations of such person?
   3. bars such person from being associated with any entity or from participating in the offering of any penny stock?

If Yes to any of the above, explain:

5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
   1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
   2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Mini City, Inc answers 'NO' to all of the above questions.

Other Material Information

31. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

Adhering to SEC's temporary Rule 201(z)(3) On May 4th, the Securities and Exchange Commission (the "SEC") announced that it is providing temporary, conditional relief for established smaller companies affected by COVID-19. In addition to other relief measures, the SEC adopted temporary Rule 201(z)(3) that allows eligible issuers to raise up to $250,000 within the preceding 12-month period without a CPA firm's review report. Please be advised that we are seeking to raise up to $250,000 and we are providing you with financial statements and certain information from our Federal income tax returns, both certified by our principal executive officer, in accordance with 17 CFR 227.201(t)(1) ("Rule 201(t)(1)"), instead of the financial statements reviewed by an independent public accountant that would otherwise be required by 17 CFR 227.201(t)(2) ("Rule 201(t)(2)"). This temporary relief applies to us because reviewed or audited financial statements are not otherwise available. Video Transcription: Hello everyone! My name is India Hayes and I am the CEO and Co-Founder of Mini City. Now before I talk about our solution, I want to talk about the problem that we are addressing. Chronic homelessness is a major problem in our nation, with lack of ID being one of the largest obstacles that's faced by the homeless. There's over half a million individuals that are experiencing homelessness on any given night in the United States, and a lack of access to ID means a lack of access to benefits that exist for the homeless. And this leads to a total lack of self-sufficiency. In the words of one of our first citizens, "Sometimes it feels like you need ID to get identification." Over 50 percent of the homeless do not have access to Medicaid, food stamps, job opportunities, housing, and more, due to lack of ID. and they're not the only ones in this ecosystem. There's also CBO's, or community based organizations, that offer assistance to the homeless, but they are extremely overworked with heavy, heavy caseloads. They focus on those that do have ID, leaving those without ID with their needs unmet. Their current solutions require banking information, address history, and more that the homeless just do not have. In the words of one of our first customers, "Our organization has been around for centuries, and lack of ID is still one of the largest pain points." So Mini City is innovation in the face of the status quo. We're a mobile solution that meets the homeless where they are. In less than five minutes, they can apply for identification, and we streamline over 50 notarization and authorization forms. Those other solutions? They don't do that. There are additional players in this ecosystem. There are Tier 1 customers, or Enterprise Corporations, that are highly motivated to tap into grassroots organizations. They want to better serve the under and unbanked. They want to expand their benefits that are backed by services and expand their community outreach. In the words of one of our potential FinTech banking partners, "We are in dire need of that grassroots level engagement that Mini City is offering." So Mini City is a tech solution that's rooted in compassion. We streamline the admin process to obtain legal forms of identification for the homeless and homeless care providers. For CBO's, we are that resource center that is a time-saving tool. We're able to quickly get them data and metrics that are needed to unlock fundraising efforts and boost their grants. For Enterprise Corporations, we're that innovative partner that gives new meaning to that phrase "KYC," or, "Know Your Customer," as we provide valuable insights into what their customers need and want that are disadvantaged. So Mini City is the nexus that allows these different groups to communicate effectively, share important data, and facilitate ways to reach their organizational goals. And these aren't just statements; we have the traction to back it up. In January, we launched with our new software and acquired four customers. By July, we had 19 paid customer sites. And this August, for the first time, Mini City has clients that are outside of Georgia. We have branched to Colorado as well as Baltimore, and we have potential partnerships with agencies all across our nation. We have a potential partnership with the Georgia Department of Health and others. Here's a deeper look at our revenue and projections. We are right on target. We charge revenue based on our subscriber types. We have those Tier 1 subscribers, which are large enterprise corporations, and then our Tier 2 and 3 subscribers, the medium to large CBO's, micro-organizations, faith-based groups and non-profits. Tier 2 and 3 subscribers are not our profit centers, but they do offer us the data and value needed to capture those Tier 1 subscribers. Here's a deeper look at our revenue and how it's generated. We charge an annual software subscription fee in addition to a transactional feed period user. With our current raise, we're seeking to further build out our software to support a co-branded API model. This will enable customer sites to utilize the software at a more rapid rate and allow Mini City to scale across our nation. We're already seeing success in this updated model, as that out-of-state, Colorado-based customer was acquired due to a soft launch of a software update that's similar to our projected API model. With our API model, Mini City will be posed to generate revenue from a Medicaid enrollment API, an analytics module and a monthly EBT coupon. All new features that can come to fruition through additional funding. Our goal is to generate revenue from multiple Tier 1 customers - those enterprise level corporations. We call this our Phase 2 period, from 2023 to 2024. Currently we're focusing on targeting enough Tier 2 to Tier 3 customers - those CBO's - from 2020 to 2022. We're confident with our traction that we are right on target. So we spoke of Mini City giving valuable insights and data to those Enterprise Tier 1 customers. Mini City is an aggregator, what we call rare data. We ethically collect and safely store data and insights on the indigent population that's hard to find but valuable to have. This is our projected user growth over time: By Q4 2021, we'll have 10,000 users and one Tier 1 partner, with our revenue reaching $1 million. By 2023, we'll have three Tier 1 partners, that could include Medicaid integrations, food suppliers, such as partnerships with Walmart, and other industry markets related to health analytics. I don't have enough time within this investment pitch to go deeper into that, but we would love to follow up with interested parties on the market opportunity and penetration with our analysis document. As far as the total adjustable market, it's at $42 billion for Mini City. It is comprised of homelessness prevention dollars, the health analytics market and more. By developing our API integrations, Mini City can begin penetrating these different markets. Our SAM is a little over $1 billion and we're going to capture it through that Phase 1 and Phase 2 revenue that we spoke of earlier, that's driven by our Tier 1 to Tier 3 customers. And this is the team that's gonna do it. We have over 15 years of experience in tech design and advocacy. We treat our customers like family, and we operate like a family, and that's because some of us truly are family members. Our race for this year is $1 million to go directly into further development and capacity building, so that we can capture an additional enterprise corporation partner and support 150 CBO's, and up to 23,000 users, so we can have a richer and deeper social impact. I'm India Hayes, and I'm the CEO and Co-Founder of Mini City, and I know with your support, we can make this so-called hidden epidemic of homelessness brought to light with tech, compassion and care. Thank you.

The following documents are being submitted as part of this offering:

Governance:

    Certificate of Incorporation: certificateofincorporation.pdf

    Corporate Bylaws: corporatebylaws.pdf

Opportunity:

    Offering Page JPG: offeringpage.jpg

Financials:

    Additional Information: otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

   Once posted, the annual report may be found on the issuer's web site at: www.minicityatl.com

   The issuer must continue to comply with the ongoing reporting requirements until:

   - the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
   - the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
   - the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
   - the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
   - the issuer liquidates or dissolves its business in accordance with state law.